NEWS RELEASE

New York - AG	May 12, 2026
Toronto - AG
Frankfurt - FMV
First Majestic Announces Q1 2026 Financial Results and Increased Quarterly Dividend Payment; Provides Management Updates
Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG)(TSX:AG)(FSE:FMV) (the "Company" or “First Majestic”) is pleased to announce the Company’s unaudited condensed interim consolidated financial results for the first quarter ended March 31, 2026. The full version of the quarterly financial statements and the accompanying management’s discussion and analysis can be viewed on the Company’s website at www.firstmajestic.com or under the Company’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. All amounts are in U.S. dollars unless stated otherwise.

First Majestic delivered a strong first quarter, with silver and gold production tracking well towards the Company’s 2026 guidance targets. Revenues increased significantly, up 95% year-over-year to $476.7 million, driven by higher realized silver and gold prices, even with the Company holding back $63.6 million of silver and gold bullion. A continued focus on operational efficiency allowed revenues to grow substantially faster than costs, including variable costs such as royalties and worker production bonuses that rise with the silver price, resulting in meaningful margin expansion. Net earnings1 for the quarter were $128.1 million while earnings per share (“EPS”) were $0.26. Adjusted net earnings totaled $151.7 million, or $0.31 per share. Throughput rates increased by 12%, enabling the Company to optimize lower marginal cut-off grades. As a result, overall profitability improved across all mine sites though reported per-ounce costs appeared higher, which was largely attributable to unfavourable year-over-year changes in the silver equivalent (“AgEq”) conversion ratios driven by rising metal prices, which have a positive impact on the Company overall. The Company generated $223.5 million in free cash flow in the first quarter, after paying $95.5 million in cash income taxes, primarily related to 2025, leading to a record $1,128.6 million in treasury.

1 References to "Net Earnings", “Earnings per share”, and “EPS” refer to “Net Earnings attributable to Owners of the Company”, and “Earnings per common share attributable to owners of the Company”, which are net of non-controlling interests, specifically the remaining 30% of the Los Gatos JV not owned by the Company.

FIRST QUARTER HIGHLIGHTS
•Treasury Position ($190.9 million increase from December 31, 2025): The Company ended the quarter with $1,128.6 million in treasury, representing a 20% increase compared to $937.7 million at the end of 2025, and the highest treasury position in the Company’s history. Cash in treasury includes $143.8 million held in restricted cash, compared to $144.3 million as at December 31, 2025.
•Cash Flow from Operations ($200.6 million increase Y/Y): Operating cash flow before changes in working capital and taxes in the quarter were $310.6 million or $0.63 per share, a 182% increase compared to $110.0 million or $0.24 per share in the first quarter of 2025.
•Free Cash Flow ($180.0 million increase Y/Y): The Company generated $223.5 million in free cash flow in the first quarter of 2026 after paying $95.5 million in cash income taxes, primarily related to true up payments as a result of the Company’s strong financial performance in 2025. This represented a significant increase compared to $43.5 million in free cash flow in Q1 2025.
•Quarterly Revenue ($232.7 million increase Y/Y): The Company achieved record quarterly revenue of $476.7 million (with 66% of revenue from silver), representing a 95% increase compared to $243.9 million in the first quarter of 2025.
•Finished Goods Inventory ($18.3 million increase from December 31, 2025): The Company held 676,637 silver ounces and 2,732 gold ounces in finished goods inventory as at March 31, 2026, inclusive of coins and bullion. The fair market value of this inventory as at March 31, 2026 was $50.9 million for silver and $12.8 million for gold, which was not included in revenue during the quarter.
•Mine Operating Earnings ($202.8 million increase Y/Y): The Company achieved record mine operating earnings of $266.6 million, a significant improvement compared to $63.8 million in the first quarter of 2025.
•Earnings Before Income Tax, Depreciation and Amortization (“EBITDA”) ($208.0 million increase Y/Y): EBITDA for the quarter was $306.8 million, a significant increase compared to $98.8 million in Q1 2025.
•Net Earnings1 ($125.8 million increase Y/Y): Net earnings for the quarter were $128.1 million (EPS of $0.26) compared to net earnings of $2.3 million (EPS of $0.01) in the first quarter of 2025. Adjusted net earnings were $151.7 million (adjusted EPS of $0.31), compared to adjusted net earnings of $20.9 million (adjusted EPS of $0.05) in the first quarter of 2025.

•Costs: Cash costs and All-in Sustaining Cost (“AISC”) per attributable payable AgEq ounce for the quarter were $20.28 and $29.76, respectively, and are anticipated to decrease in the second half of the year.

•AISC Margin ($38.98 increase Y/Y): The Company generated AISC margin, being the difference between its silver equivalent realized price and AISC, of $52.24 per AgEq ounce, a significant improvement compared to $13.26 per AgEq ounce during Q1 2025. This margin reflects First Majestic’s focus on cost efficiency and effective management of rising variable costs amid the strong metal price environment.
•First Quarter Dividend (281% increase Y/Y): The Company declared a cash dividend of $0.0171 per common share for the first quarter of 2026, nearly four times higher than in the same period last year.

OPERATIONAL AND FINANCIAL RESULTS

The table below represents the Company’s consolidated first quarter operational and financial highlights for the three months ended March 31, 2026 and 2025.

Key Performance Metrics	2026-Q1	2025-Q1	Change Q1 vs Q1
Operational(1)
Ore Processed / Tonnes Milled	1,059,333	944,373	12%
Silver Ounces Produced	3,545,683	3,704,503	(4%)
Gold Ounces Produced	34,341	36,469	(6%)
Cash Costs per Silver Equivalent Ounce(2)	$20.28	$13.68	48%
All-in Sustaining Cost per Silver Equivalent Ounce(2)	$29.76	$19.24	55%
Total Production Cost per Tonne(2)	$107.22	$97.71	10%
Average Realized Silver Price per Silver Ounce(2)	$86.35	$33.10	161%
Average Realized Gold Price per Gold Ounce(2)	$5,018	$2,778	81%

Financial (in $millions)
Revenues	$476.7	$243.9	95%
Mine Operating Earnings	$266.6	$63.8	318%
Net Earnings (Loss)	$147.5	$6.2	2,264%
Operating Cash Flows before Non-Cash Working Capital and Taxes	$310.6	$110.0	182%
Capital Expenditures	$49.1	$51.0	(4%)
Cash and Cash Equivalents	$984.8	$351.3	180%
Restricted Cash	$143.8	$111.3	29%
Working Capital(2)	$843.1	$404.8	108%
EBITDA(2)	$306.8	$98.8	192%
Adjusted EBITDA(2)	$320.8	$109.7	192%
Free Cash Flow(2)	$223.5	$43.5	414%

Shareholders
EPS – Basic & Diluted	$0.26	$0.01	2,500%
Adjusted EPS(2)	$0.31	$0.05	572%
1.Operational metrics calculated in the table above are reported on an attributable basis to account for the Company’s 70% ownership of the Los Gatos Joint Venture that owns the Los Gatos Silver Mine.
2.The Company reports certain non-GAAP measures which include cash costs per AgEq ounce produced, cash costs per Au ounce produced, AISC per AgEq ounce produced, all-in sustaining cost per Au ounce produced, total production cost per tonne, average realized silver price per AgEq ounce sold, average realized Au price per ounce sold, average realized Ag price per ounce sold, working capital, adjusted EPS, EBITDA, adjusted EBITDA, and free cash flow. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Financial Measures” at the end of this news release for further details of these measures.

The table below represents the quarterly operating and cost performance results at each of the Company’s four producing mines during the quarter.

First Quarter Production Summary	Los Gatos (1)(3)	San Dimas	Santa Elena	La Encantada	Consolidated
Ore Processed / Tonnes Milled	227,379	235,519	284,236	312,199	1,059,333
Silver Ounces Produced	1,183,089	1,177,686	355,827	829,081	3,545,683
Gold Ounces Produced(3)	656	12,541	21,117	27	34,341
Cash Costs per Silver Equivalent Ounce(2)	$20.34	$19.92	$18.27	$25.80	$20.28
All-in Sustaining Cost per Silver Equivalent Ounce(2)	$25.04	$28.36	$21.65	$33.40	$29.76
Total Production Cost per Tonne (2)	$107.85	$170.00	$101.17	$64.86	$107.22
1.All production and non-GAAP results shown in the table above are reported on an attributable basis, meaning they reflect only the portion of results corresponding to the Company’s 70% ownership of the Los Gatos Joint Venture that owns the Los Gatos Silver Mine.
2.These measures do not have a standardized meaning under the Company’s financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions.
3.Base metal production at the Los Gatos Silver Mine include 15,407,856 lbs zinc, 8,700,148 lbs lead and 262,913 lbs copper (70% attributable basis).

In the first quarter, the Company generated a fifth consecutive quarterly revenue record of $476.7 million, representing a 95% increase compared to $243.9 million in the first quarter of 2025. The higher revenues were largely driven by higher average realized silver and gold prices, which represented a 161% and 81% increase, respectively, when compared to the first quarter of 2025 and resulted in total revenues increasing by $286.6 million. Revenue growth was also driven by a 50% and a 3% increase in silver ounces sold at La Encantada and Santa Elena, respectively, compared to the first quarter of 2025, along with 48%, 34%, and 18% increases in zinc, copper, and lead pounds sold, respectively, at Los Gatos compared to the first quarter of 2025. Total revenue for the quarter excluded 676,637 oz of silver and 2,732 oz of gold that were held in inventory at the end of the quarter, with a fair value of $63.6 million.

The Company achieved record mine operating earnings of $266.6 million, a significant improvement compared to mine operating earnings of $63.8 million in the first quarter of 2025. This increase was largely driven by higher metal prices compared to the first quarter of 2025. Notably, at La Encantada, a 50% increase in silver ounces sold, combined with lower costs per ounce, contributed to a $31.2 million increase in mine operating earnings, a significant increase compared to a $0.5 million mine operating loss in the first quarter of 2025.

EBITDA for the quarter was $306.8 million, representing a significant increase compared to $98.8 million in the first quarter of 2025. The increase in EBITDA was primarily attributable to improved mine operating earnings in the quarter compared to the first quarter of 2025, along with $13.4 million in investment income, a significant increase compared to $0.5 million in investment income during the first quarter of 2025. This increase was partially offset by a $0.7 million foreign exchange loss during the quarter, compared to a $0.5 million loss in the first quarter of 2025, as well as $1.1 million in restructuring costs driven by higher severance costs incurred as the Company continues to optimize its workforce across all sites.

Adjusted EBITDA normalized for non-cash or non-recurring items such as unrealized losses on marketable securities, share-based payments, restructuring costs, and abnormal maintenance costs at Los Gatos for the quarter was $320.8 million, representing a 192% increase compared to $109.7 million in the first quarter of 2025.

Net earnings for the quarter were $128.1 million (EPS of $0.26) compared to $2.3 million (EPS of $0.01) in the first quarter of 2025. The increase in net earnings was partially offset by a non-cash income tax expense of $93.5 million (EPS of $(0.19)), compared to a non-cash income tax expense of $22.8 million (EPS $(0.05)) in the first quarter of 2025.

Adjusted net earnings, excluding non-cash or non-recurring items such as unrealized losses on marketable securities, share-based payments, restructuring costs, abnormal maintenance costs, and deferred income tax were $151.7 million (adjusted EPS of $0.31), compared to adjusted net earnings of $20.9 million (adjusted EPS of $0.05) in the first quarter of 2025.

The Company’s attributable capital expenditures in the first quarter were $44.7 million ($49.1 million on a 100% basis), representing a 12% decrease compared to $51.0 million in total capital expenditures in the first quarter of 2025. Attributable capital expenditures consisted of $25.4 million in underground development (2025 - $19.9 million), $10.0 million in exploration (2025 - $18.9 million), and $8.3 million in property, plant and equipment (“PP&E”) (2025 - $7.3 million). On a 100% basis, these amounts totaled $28.3 million in underground development, $10.8 million in exploration, and $9.1 million in PP&E. Attributable capital expenditures in the first quarter of 2026 represented 20% of the Company’s 2026 capital expenditures guidance midpoint.

The Company produced 3.5 million silver ounces in Q1 2026 compared to 3.7 million silver ounces produced in Q1 2025, representing 26% of the Company’s 2026 silver production guidance midpoint. Gold production was 34,341 ounces in Q1 2026 compared to 36,469 gold ounces produced in Q1 2025, representing 28% of the Company’s 2026 gold production guidance midpoint.

Cash costs per attributable payable AgEq ounce for the quarter were $20.28, compared to $13.68 per AgEq ounce in the first quarter of 2025. The increase in cash costs per AgEq ounce was primarily due to a decrease in AqEq ounces produced compared to the first quarter of 2025. The reduction in reported AgEq ounces resulted from the outperformance in the price of silver compared to other metals in comparison to Q1 2025, which lowered the AgEq conversion ratio for by-product metals. In Q1 2026, the AgEq conversion ratio was 75:1, compared to 90:1 in Q1 2025. Applying the same assumptions used to calculate AgEq ounces in Q1 2025, reported cash costs per attributable AgEq ounce would have been 11% lower, compared to current costs.

In addition, higher metal prices impacted cash costs further through increased labour production bonuses, while higher mining and milling rates increased mining and milling costs. Furthermore, rising metal prices contributed to higher royalty payments. Finally, cash costs were also impacted by the strengthening of the Mexican peso against the U.S. dollar, which on average was 14% stronger during the quarter, relative to the US dollar in the first quarter of 2025.

AISC per attributable payable AgEq ounce in the first quarter was $29.76, compared to $19.24 per ounce in the first quarter of 2025. This increase was primarily driven by an increase in cash cost, as previously mentioned. The increase in AISC was also driven by higher worker participation costs due to rising metal prices, along with increased mine development rates yielding higher sustaining development costs. Applying the same assumptions used to calculate AgEq ounces in Q1 2025, AISC per attributable AgEq ounce in Q1 2026 would have been 11% lower.

MANAGEMENT UPDATE
The Company announces that Steve Holmes is retiring as the Company’s Chief Operating Officer (“COO”) after a career in mining that spanned more than 40 years. Since joining First Majestic in 2020, Steve has successfully led First Majestic’s operations through a period of major growth and has been a driving force in implementing best practices across the Company.

The Company is pleased to announce the appointment of David (Dave) Howe as First Majestic’s new COO, effective May 4, 2026.

Mr. Howe brings over 35 years of operational leadership in the mining sector throughout Latin America to his new role at First Majestic. He most recently served as Vice-President, Operations at Pan American Silver, overseeing all of Pan American’s mines in Mexico, Canada, and Chile. Previously, he held the position of Vice-President & Managing Director, Guatemala for Tahoe Resources, one of the largest pure silver mines in the world, has worked as Vice-President, Operations and Country Manager (Mexico) with Endeavour Silver and operated mines for Hecla Mining Company in Venezuela. Dave holds a Bachelor of Science (Honours) degree from Oxford Brookes University and a Master of Science in Mining Geology from Camborne School of Mines in the UK. Dave will be based in the Company’s Vancouver head office.

Steve Holmes will provide advisory support to Dave Howe through June 30, 2026 ensuring that there is a seamless transition of the COO role.

First Majestic is also pleased to announce the appointment of Alex Thompson as Managing Director, Jerritt Canyon Gold, effective April 20, 2026, to lead the Company’s restart of the Jerritt Canyon Gold Mine in Nevada, U.S.A.

Mr. Thompson is a seasoned mining executive who has more than 20 years of experience across mining operations, early-stage project development, community engagement, acquisitions and divestments, joint ventures and strategic planning. Alex started his career working in underground base metals operations in North Queensland, Australia (including at Cannington Mine, one of the world's largest silver producing mines) and has since held several roles globally, having lived or worked on five continents. Most recently, Alex was part of BHP’s Business Development team in the US and was COO at a mining-focused private equity firm in the UK. He holds a Bachelor of Engineering (Mining) degree from the University of New South Wales.

“I would like to extend my sincere gratitude to Steve for his dedicated service and meaningful contributions since joining First Majestic in 2020.” said Keith Neumeyer, CEO. “His leadership and mentorship have played an important role in shaping the Company’s growth and helping position us to where we are today. We wish Steve a well-deserved retirement.”

“I would also like to welcome Dave Howe and Alex Thompson to the team. Dave brings extensive experience in leading multi-asset mining portfolios in Mexico and internationally, and I look forward to working alongside him as we guide First Majestic through its next phase of evolution. Alex is a seasoned mining executive with a strong track record of building and operating mines and brings tremendous energy and expertise that will be invaluable as we advance toward a safe, efficient and exciting restart of Jerritt Canyon.”

Q1 2026 DIVIDEND ANNOUNCEMENT
The Company is pleased to announce that its Board of Directors has declared a cash dividend in the amount of $0.0171 per common share for the first quarter of 2026. The dividend will be paid on or about May 29, 2026, to holders of record of First Majestic’s common shares as of the close of business on May 20, 2026.
Under the Company’s new dividend policy, the quarterly dividend per common share is targeted to equal approximately 2% of the Company’s net quarterly revenues from January 1, 2026 onwards divided by the Company’s then outstanding common shares. Note: In the case of net revenues generated from the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), 70% of the net revenue from such mine, being the revenue that is attributable to the Company, is used for the purposes of the Company’s quarterly dividend calculation.

The amount and distribution dates of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes. Dividends paid to shareholders outside Canada (non-resident investors) may be subject to Canadian non-resident withholding taxes.

CONFERENCE CALL DETAILS
The Company will host a conference call and webcast on Tuesday, May 12, 2026, at 8:30 a.m. (PT) / 11:30 a.m. (ET) to provide investors and analysts with a business update, and to discuss the Company's first quarter production and financial results.

To participate in the conference call, please use the following dial-in numbers:

Canada & USA Toll-Free:	+1-833-752-3407
Outside of Canada & USA:	+1-647-846-2866
Toll-Free UK:	+44-20-3514-3188
Participants should dial-in at least 15 minutes prior to the start of the call to ensure placement in the conference on time.

A live webcast link of the call will be accessible through the link, “May 12, 2026 Webcast Link” on the First Majestic home page at www.firstmajestic.com. A webcast archive will be available approximately one hour after the end of the event and will be accessible for three months through the same link as the live event.

A recording of the conference call will be available for telephone replay approximately one hour after the end of the event by calling:

USA & Canada Toll-Free:	+1-855-669-9658
Outside of Canada & US:	+1-412-317-0088
Access Code:	3457502
The telephone replay will be available for seven days following the end of the event.
ABOUT FIRST MAJESTIC
First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Santa Elena Silver/Gold Mine, the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the San Dimas Silver/Gold Mine, and La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold Mine, which the Company is currently in the process of re-starting.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.
FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, CEO

Non-GAAP Financial Measures

This news release includes reference to certain financial measures which are not standardized measures under the Company's financial reporting framework. These measures include cash costs per silver equivalent ounce produced, all-in sustaining cost (or “AISC”) per silver equivalent ounce produced, cash costs per gold ounce produced, AISC per gold ounce produced, total production cost per tonne, average realized silver price per ounce sold, average realized gold price per ounce sold, working capital, adjusted net earnings and EPS, EBITDA, adjusted EBITDA, and free cash flow. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures are widely used in the mining industry as a benchmark for performance but do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures disclosed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a complete description of how the Company calculates such measures and a reconciliation of certain measures to GAAP terms please see “Non-GAAP Measures” in the Company's most recent management discussion and analysis filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Cautionary Note Regarding Forward Looking Statements
This news release contains "forward-looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the timing for the Company’s Q1 2026 dividend payment and the shareholder record and payable dates in connection with such dividend payment; and anticipated future results. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. As such, investors are cautioned not to place undue reliance upon forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward-looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward-looking statements".

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled “Risk Factors” in the Company's most recent Annual Information Form for the year ended December 31, 2025 filed with the Canadian securities regulatory authorities under the Company’s SEDAR+ profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 40-F for the year ended December 31, 2025 filed with the United States Securities and Exchange Commission on EDGAR at http://www.sec.gov/edgar. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.